Exhibit (e)(10)

CHANGE IN CONTROL SEVERANCE AGREEMENT

This Change in Control Severance Agreement is entered into as of                          , 201     (the “Effective Date”) by and between                      (the “Executive”) and NIMBLE STORAGE, INC., a Delaware corporation (the “Company”).

1.	Term of Agreement.

Except to the extent renewed as set forth in this Section 1, this Agreement shall terminate the earlier of [three years from Effective Date] (the “Expiration Date”) or the date the Executive’s employment with the Company terminates for a reason other than a Qualifying Termination as described in Section 4(e); however, if a definitive agreement relating to a Change in Control has been signed by the Company on or before [three years from Effective Date], then this Agreement shall remain in effect through the earlier of:

(a)    The date the Executive’s employment with the Company terminates for a reason other than a Qualifying Termination as described in Section 4(e) or

(b)    The date the Company has met all of its obligations under this Agreement following a termination of the Executive’s employment with the Company due to a Qualifying Termination.

This Agreement shall renew automatically and continue in effect for three year periods measured from the initial Expiration Date, unless the Company provides Executive notice of non-renewal at least three (3) months prior to the date on which this Agreement would otherwise expire. For the avoidance of doubt, and notwithstanding anything to the contrary in Section 2 or 3 below, the Company’s non-renewal of this Agreement shall not constitute a Qualifying Termination.

2.	Change in Control Benefit.

(a)    Severance Payment. If the Executive is subject to a Qualifying Termination, then, subject to Section 3 below, the Company shall pay the Executive twelve (12) months of his or her monthly base salary plus target bonus (in each case at the rate in effect immediately prior to the actions that resulted in the Qualifying Termination). Such severance payment shall be paid in accordance with the Company’s standard payroll procedures. The Executive will receive his or her severance payment in a cash lump-sum which will be made on the first business day occurring after the sixtieth (60th) day following the Separation, provided that the following have already occurred:

(i)	the date of Executive’s Qualifying Termination;

(ii)	the date of the Company’s receipt of the Executive’s executed General Release (as described in Section 3(a)); and

(iii)	the expiration of any rescission period applicable to the Executive’s executed General Release.

(b)    Health Care Benefit. If the Executive is subject to a Qualifying Termination and satisfies the conditions set forth in Section 2(a) above to receive cash severance payments, and if the Executive elects to continue his or her health insurance coverage under the Consolidated Omnibus Budget Reconciliation Act (“COBRA”) following the termination of his or her employment, then the Company shall pay the Executive’s monthly premium under COBRA until the earliest of (i) the close of the twelve-month period following cessation of his or her employment or (ii) the expiration of the Executive’s continuation coverage under COBRA.

(c)    Special Cash Payments in Lieu of COBRA Premiums. Notwithstanding the foregoing, if the Executive is eligible for, and the Company determines, in its sole discretion, that it cannot pay, the COBRA premiums without a substantial risk of violating applicable law (including Section 2716 of the Public Health Service Act), the Company instead shall pay to the Executive, on the first day of each calendar month, a fully taxable cash payment equal to the applicable COBRA premiums for that month (including premiums for the Executive and the Executive’s eligible dependents who have elected and remain enrolled in such COBRA coverage), subject to applicable tax withholdings (such amount, the “Special Cash Payment”), for the remainder of the period the Executive remains eligible for the benefit under Section 2(b) above. The Executive may, but is not obligated to, use such Special Cash Payments toward the cost of COBRA premiums. In the event the Company opts for the Special Cash Payments, then on the sixtieth (60th) day following the Separation, the Company will make the first payment to the Executive under this Section 2(c), in a lump sum, equal to the aggregate Special Cash Payments that the Company would have paid through such date had the Special Cash Payments commenced on the first day of the first month following the Separation through such sixtieth (60th) day, with the balance of the Special Cash Payments paid monthly thereafter. However, if the period comprising the sum of the sixty (60)-day period described in the preceding sentence and the ten (10)-day period described in Section 4(d) spans two calendar years, then the payments if they constitute deferred compensation subject to Section 409A will not in any case be paid in the first calendar year. Executive shall have no right to an additional gross-up payment to account for the fact that such COBRA premium amounts are paid on an after-tax basis.

3.	Release Requirement; Covenants; Accrued Compensation and Benefits.

(a)    General Release. Any other provision of this Agreement notwithstanding, Executive shall not be entitled to the benefits of Section 2 above unless the Executive (i) has executed a general release (in a form prescribed by the Company) of all known and unknown claims that he or she may then have against the Company or persons affiliated with the Company and such release has become effective and (ii) has agreed not to prosecute any legal action or other proceeding based upon any of such claims. The release must be in the form prescribed by the Company, without alterations. The Company will deliver the form of release to the Executive within thirty (30) days after the Executive’s Separation. The Executive must execute and return the release within the time period specified in the form.

(b)    Cooperation and Non-Disparagement. The Executive agrees that, during the six-month period following his or her cessation of employment, he or she shall cooperate with the Company in every reasonable respect and shall use his or her best efforts to assist the Company with the transition of Executive’s duties to his or her successor. The Executive further agrees that, during this six-month period, he or she shall not in any way or by any means disparage the Company, the members of the Company’s Board of Directors or the Company’s officers.

(c)    Accrued Compensation and Benefits. In connection with any termination of employment, the Company shall pay Executive’s earned but unpaid base salary and other vested but unpaid cash entitlements for the period through and including the termination of employment, including unused earned vacation pay and unreimbursed documented business expenses incurred by Executive prior to the date of termination (collectively “Accrued Compensation and Expenses”), as required by law and the applicable Company plan or policy. In addition, Executive shall be entitled to any other vested benefits earned by Executive for the period through and including the termination date of Executive’s employment under any other employee benefit plans and arrangements maintained by the Company, in accordance with the terms of such plans and arrangements, except as modified herein (collectively “Accrued Benefits”). Any Accrued Compensation and Expenses to which the Executive is entitled shall be paid to the Executive in cash as soon as administratively practicable after the termination, and, in any event, no later than two and one-half (2  1⁄2) months after the end of the taxable year of the Executive in which the termination occurs. Any Accrued Benefits to which the Executive is entitled shall be paid to the Executive as provided in the relevant plans and arrangement.

4.	Definitions.

(a)    “Cause” shall mean (a) an unauthorized use or disclosure by Executive of the Company’s confidential information or trade secrets, which use or disclosure causes material harm to the Company, (b) a material breach of any agreement between Executive and the Company, (c) a material failure to comply with the Company’s written policies or rules, (d) conviction of, or plea of “guilty” or “no contest” to, a felony under the laws of the United States or any state thereof, (e) gross negligence or willful misconduct, (f) failure to cooperate with the Company in any investigation or formal proceeding, or (g) a continued failure to perform assigned duties after receiving written notification of such failure from the Company’s Chief Executive Officer (or, in the case of the Chief Executive Officer, from the Compensation Committee of the Board of Directors); provided that Executive must be provided with written notice of Executive’s termination for “Cause” and Executive must be provided with a 30-day period following Executive’s receipt of such notice to cure the event(s) that trigger “Cause,” with the Compensation Committee making the final determination whether Executive has cured any Cause.

(b)    “Change in Control” shall mean a Corporate Transaction, as such term is defined in the 2013 Equity Incentive Plan.

(c)    “Code” means the Internal Revenue Code of 1986, as amended.

(d)    “Good Reason” shall mean (i) a material diminution in the Executive’s authority, duties or responsibilities, provided, however, if by virtue of the Company being acquired and made a division or business unit of a larger entity following a Change in Control, Executive retains substantially similar authority, duties or responsibilities for such division or business unit of the acquiring corporation but not for the entire acquiring corporation, such reduction in authority, duties or responsibilities shall not constitute Good Reason for purposes of this sub-clause (i); (ii) a 10% or greater reduction in his or her level of compensation (except where there is a general reduction in the total target cash compensation of all similarly situated executive officers), which will be determined based on an average of the Executive’s annual total target cash compensation (annual base salary plus target annual cash incentives) for the prior three calendar years or, if less, the number of years the Executive has been employed by the Company; or (iii) a relocation of Executive to a facility or a location that would increase Executive’s one-way commute by more than 30 miles from Executive’s then current place of employment, provided and only if such change, reduction or relocation is effected by the Company without Executive’s consent. For the Executive to receive the benefits under this Agreement as a result of a voluntary resignation under this Subsection, all of the following requirements must be satisfied: (1) the Executive must provide notice to the Company of his or her intent to assert Good Reason within 120 days of the initial existence of one or more of the conditions set forth in subclauses (i) through (iii); (2) the Company will have 30 days from the date of such notice to remedy the condition and, if it does so, the Executive may withdraw his or her resignation or may resign with no benefits; and (3) any termination of employment under this provision must occur within five months of the initial existence of one or more of the conditions set forth in subclauses (i) through (iii). Should the Company remedy the condition as set forth above and then one or more of the conditions arises again within twelve months following the occurrence of a Change in Control, the Executive may assert Good Reason again subject to all of the conditions set forth herein.

(e)    “Qualifying Termination” means a Separation within twelve (12) months following a Change in Control or within three (3) months preceding a Change in Control (if after a Potential Change in Control) resulting from (i) the Company terminates the Executive’s employment for any reason other than Cause or (ii) the Executive voluntarily resigns his or her employment for Good Reason. A “Potential Change in Control” means the date of execution of a definitive agreement whereby the Company will consummate a Change in Control if such transaction is consummated. In the case of a termination following a Potential Change in Control and before a Change in Control, solely for purposes of benefits under this Agreement, the date of Separation will be deemed the date the Change in Control is consummated.

(f)    “Separation” means a “separation from service,” as defined in the regulations under Section 409A of the Code.

5.	Successors.

(a)    Company’s Successors. The Company shall require any successor (whether direct or indirect and whether by purchase, lease, merger, consolidation, liquidation or otherwise) to all or substantially all of the Company’s business and/or assets, by an agreement in substance and form satisfactory to the Executive, to assume this Agreement and to agree expressly to perform this Agreement in the same manner and to the same extent as the Company would be required to perform it in the absence of a succession. For all purposes under this Agreement, the term “Company” shall include any successor to the Company’s business and/or assets or which becomes bound by this Agreement by operation of law.

(b)    Executive’s Successors. This Agreement and all rights of the Executive hereunder shall inure to the benefit of, and be enforceable by, the Executive’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.

6.	Golden Parachute Taxes.

(a)    Best After-Tax Result. In the event that any payment or benefit received or to be received by Executive pursuant to this Agreement or otherwise (“Payments”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code and (ii) but for this subsection (a), be subject to the excise tax imposed by Section 4999 of the Code, any successor provisions, or any comparable federal, state, local or foreign excise tax (“Excise Tax”), then, subject to the provisions of Section 6(b) hereof, such Payments shall be either (A) provided in full pursuant to the terms of this Agreement or any other applicable agreement, or (B) provided as to such lesser extent which would result in no portion of such Payments being subject to the Excise Tax (“Reduced Amount”), whichever of the foregoing amounts, taking into account the applicable federal, state, local and foreign income, employment and other taxes and the Excise Tax (including, without limitation, any interest or penalties on such taxes), results in the receipt by Executive, on an after-tax basis, of the greatest amount of payments and benefits provided for hereunder or otherwise, notwithstanding that all or some portion of such Payments may be subject to the Excise Tax. Unless the Company and Executive otherwise agree in writing, any determination required under this Section shall be made by independent tax counsel designated by the Company and reasonably acceptable to Executive (“Independent Tax Counsel’), whose determination shall be conclusive and binding upon Executive and the Company for all purposes. For purposes of making the calculations required under this Section, Independent Tax Counsel may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code; provided that Independent Tax Counsel shall assume that Executive pays all taxes at the highest marginal rate. The Company and Executive shall furnish to Independent Tax Counsel such information and documents as Independent Tax Counsel may reasonably request in order to make a determination under this Section. The Company shall bear all costs that Independent Tax Counsel may reasonably incur in connection with any calculations contemplated by this Section. In the event that Section 6(a)(ii)(B) above applies, then based on the information provided to Executive and the Company by Independent Tax Counsel, Independent Tax Counsel shall determine which and how much of the Payments (including the accelerated vesting of equity compensation awards) to be otherwise received by Executive shall be eliminated or reduced (as long as after such determination the value (as calculated by Independent Tax Counsel in accordance with the provisions of Sections 280G and 4999 of the Code) of the amounts payable or distributable to Executive equals the Reduced Amount). If the Internal Revenue Service (the “IRS”) determines that any Payment is subject to the Excise Tax, then Section 6(b) hereof shall apply, and the enforcement of Section 6(b) shall be the exclusive remedy to the Company.

(b)    Adjustments. If, notwithstanding any reduction described in Section 6(a) hereof (or in the absence of any such reduction), the IRS determines that Executive is liable for the Excise Tax as a result of the receipt of one or more Payments, then Executive shall be obligated to surrender or pay back to the Company, within 120 days after a final IRS determination, an amount of such payments or benefits equal to the “Repayment Amount.” The Repayment Amount with respect to such Payments shall be the smallest such amount, if any, as shall be required to be surrendered or paid to the Company so that Executive’s net proceeds with respect to such Payments (after taking into account the payment of the Excise Tax imposed on such Payments) shall be maximized. Notwithstanding the foregoing, the Repayment Amount with respect to such Payments shall be zero if a Repayment Amount of more than zero would not eliminate the Excise Tax imposed on such Payments or if a Repayment Amount of more than zero would not maximize the net amount received by Executive from the Payments. If the Excise Tax is not eliminated pursuant to this Section 6(b), Executive shall pay the Excise Tax.

7.	Miscellaneous Provisions.

(a)    Section 409A. To the extent (i) any payments to which Executive becomes entitled under this Agreement, or any agreement or plan referenced herein, in connection with Executive’s termination of employment with the Company constitute deferred compensation subject to Section 409A of the Code and (ii) Executive is deemed at the time of such termination of employment to be a “specified” employee under Section 409A of the Code, then such payment or payments shall not be made or commence until the earlier of (i) the expiration of the six (6)-month period measured from the Executive’s Separation; or (ii) the date of Executive’s death following such Separation; provided, however, that such deferral shall only be effected to the extent required to avoid adverse tax treatment to Executive, including (without limitation) the additional twenty percent (20%) tax for which Executive would otherwise be liable under Section 409A(a)(1)(B) of the Code in the absence of such deferral. Upon the expiration of the applicable deferral period, any payments which would have otherwise been made during that period (whether in a single sum or in installments) in the absence of this paragraph shall be paid to Executive or Executive’s beneficiary in one lump sum (without interest). To the extent that any provision of this Agreement is ambiguous as to its exemption or compliance with Section 409A, the provision will be read in such a manner so that all payments hereunder are exempt from Section 409A to the maximum permissible extent, and for any payments where such construction is not tenable, that those payments comply with Section 409A to the maximum permissible extent. To the extent any payment under this Agreement may be classified as a “short-term deferral” within the meaning of Section 409A, such payment shall be deemed a short-term deferral, even if it may also qualify for an exemption from Section 409A under another provision of Section 409A. Payments pursuant to this Agreement (or referenced in this Agreement) are intended to constitute separate payments for purposes of Section 1.409A-2(b)(2) of the regulations under Section 409AExcept as otherwise expressly provided herein, to the extent any expense reimbursement or the provision of any in-kind benefit under this Agreement (or otherwise referenced herein) is determined to be subject to (and not exempt from) Section 409A of the Code, the amount of any such expenses eligible for reimbursement, or the provision of any in-kind benefit, in one calendar year shall not affect the expenses eligible for reimbursement or in kind benefits to be provided in any other calendar year, in no event shall any expenses be reimbursed after the last day of the calendar year following the calendar year in which Executive incurred such expenses, and in no event shall any right to reimbursement or the provision of any in-kind benefit be subject to liquidation or exchange for another benefit..

(b)    Other Severance Arrangements. For any equity award that is outstanding on the Effective Date, Executive shall receive the vesting acceleration provisions set forth in Section 21.1 of the 2013 Equity Incentive Plan.    Notwithstanding the foregoing, however, the vesting acceleration provisions set forth in any employment agreement or letter or similar agreement between the Company and Executive in effect on the date the 2013 Equity Incentive Plan is effective, to the extent more favorable to the Executive, will continue to apply to the equity awards held by the Executive on such date. Except as set forth in the preceding sentence, this Agreement supersedes any and all cash and health benefit severance arrangements on change in control under any prior agreement, severance and salary continuation arrangement, program and plan which were previously offered by the Company to the Executive, including change in control severance arrangements pursuant to an employment agreement or offer letter, and

Executive hereby waives Executive’s rights to such other benefits. In no event shall any individual receive cash severance benefits under both this Agreement and any other severance pay or salary continuation program, plan or other arrangement with the Company.

(c)    Dispute Resolution. To ensure rapid and economical resolution of any and all disputes that might arise in connection with this Agreement, Executive and the Company agree that any and all disputes, claims, and causes of action, in law or equity, arising from or relating to this Agreement or its enforcement, performance, breach, or interpretation, will be resolved solely and exclusively by final, binding, and confidential arbitration, by a single arbitrator, in Santa Clara County, and conducted by Judicial Arbitration & Mediation Services, Inc. (“JAMS”) under its then-existing employment rules and procedures. Nothing in this Section, however, is intended to prevent either party from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration. Each party to an arbitration or litigation hereunder shall be responsible for the payment of its own attorneys’ fees.

(d)    Notice. Notices and all other communications contemplated by this Agreement shall be in writing and shall be deemed to have been duly given when personally delivered or when mailed by U.S. registered or certified mail, return receipt requested and postage prepaid or deposited with Federal Express Corporation, with shipping charges prepaid. In the case of the Executive, mailed notices shall be addressed to him or her at the home address which he or she most recently communicated to the Company in writing. In the case of the Company, mailed notices shall be addressed to its corporate headquarters, and all notices shall be directed to the attention of its Secretary.

(e)    Waiver. No provision of this Agreement shall be modified, waived or discharged unless the modification, waiver or discharge is agreed to in writing and signed by the Executive and by an authorized officer of the Company (other than the Executive). No waiver by either party of any breach of, or of compliance with, any condition or provision of this Agreement by the other party shall be considered a waiver of any other condition or provision or of the same condition or provision at another time.

(f)    Withholding Taxes. All payments made under this Agreement shall be subject to reduction to reflect taxes or other charges required to be withheld by law.

(g)    Severability. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision hereof, which shall remain in full force and effect.

(h)    No Retention Rights. Nothing in this Agreement shall confer upon the Executive any right to continue in service for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Company or any subsidiary of the Company or of the Executive, which rights are hereby expressly reserved by each, to terminate his or her service at any time and for any reason, with or without Cause.

(i)    Choice of Law. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of California (other than its choice-of-law provisions).

IN WITNESS WHEREOF, each of the parties has executed this Agreement, in the case of the Company by its duly authorized officer, as of the day and year first above written.

NIMBLE STORAGE, INC.

[Executive Name]	By:
	Title:	Chief Executive Officer

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